UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ANNOUNCEMENT RELATED TO JUDICIAL ACTION TAKEN BY
CIVIL CIRCUIT OF BOGOTA, COLOMBIA
Medellin, December 2, 2009
Bancolombia announces that:
1. The Colombian 15th Civil Circuit Court of Bogota (Juzgado 15 Civil del Circuito), has issued a preliminary injunction seizing COP 56 billion held in one of Bancolombia’s accounts with Colombia’s Central Bank and certain furniture, fixtures and one real estate property.
2. These measures do not have any effect on the Bank’s normal business operations and our account at the Colombian Central Bank, including all remaining funds, remains active and available.
3. This controversy will be addressed in the judicial arena. Accordingly, we will present a performance bond and will use all legal means available to defend Bancolombia in this process, as we are confident that we have proceeded correctly with regard to the matter in question.
4. This injunctive relief is based on an award issued in connection with a class action promoted by Mr. Luis Alberto Duran. It is important to note that Bancolombia fully complied with the award by paying the required amounts to the relevant stockholders party to the class action and all those who came forth within the term established by law.
5. If this injunctive relief was granted in connection with any legal action taken by stockholders that did not participate in the class action or that did not register their interest within the term established by law, their action would not have been timely filed and would not have any legal basis. While we are still investigating, if this is the case, we will present this argument to the presiding judge.
6. Additionally, if among the plaintiffs there are stockholders who were already paid in connection with previous legal actions indemnity, their pretensions would also lack any basis, and consequently, the Bank would use legal means to challenge such allegations.
7. The measures adopted by the Colombian Civil Circuit Court are disproportionate in relation to the matters that are currently the subject of the controversy.
8. Finally, the Bank is considering taking penal actions for abuse of law and for all the irregularities that have occurred in this process which has extended for more than 10 years.
Bancolombia and its directors reiterate their intention to continue acting, as they have done through all these years, with complete transparency and full compliance with applicable law. We are confident that our legal position will completely clarify this situation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 2, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance